Exhibit 99.1

UNDERWRITING AGREEMENT
March 3, 2021

Denison Mines Corp.
40 University Avenue, Suite 1100
Toronto, Ontario M5J 1T1

Attention:
David Cates, President and Chief Executive Officer

Dear Sirs/Mesdames:

RE:
Bought Deal Private Placement of Flow-Through Shares

Subject to the terms and conditions hereof, Cantor Fitzgerald Canada Corporation and Haywood Securities Inc., (together, the “Underwriters” and each individually, an “Underwriter”), hereby offer and agree to purchase from Denison Mines Corp. (the “Corporation”), and the Corporation by its execution of this Agreement (as defined herein) agrees to issue and sell to the Underwriters, on a private placement basis at the Closing Time (as defined herein), 5,926,000 common shares in the capital of the Corporation to be issued as “flow-through shares” as defined in subsection 66(15) of the Tax Act (as defined herein) (each, an “Offered Share”) at a price of $1.35 per Offered Share (the “Offering Price”) for aggregate gross proceeds of $8,000,100 (the “Offering”).

Subject to the terms and conditions hereof, the Underwriters shall offer the Offered Shares on a private placement basis in such provinces in Canada as the Underwriters may designate (the “Offering Jurisdictions”).

Interpretation

Unless expressly provided otherwise, where used in this Agreement the following terms shall have the following meanings, respectively:

“affiliate” has the meaning ascribed thereto in NI 45-106;

“Agreement” means this agreement as modified, amended and/or supplemented from time to time;

“APG” means Anglo Pacific Group PLC;

“APG Loan” means the $43.5 million lending and streaming arrangement between the Corporation’s subsidiaries, DMI and 937321 Canada Inc. with APG and its wholly-owned subsidiary Centaurus Royalties Ltd.;

“Applicable Securities Laws” mean, collectively, the applicable securities laws of each of the jurisdictions in Canada in which the Corporation is a reporting issuer and, to the extent applicable, the U.S. Securities Act and the U.S. Exchange Act, the regulations, rules, companion policies, rulings and orders made thereunder, the applicable published policy statements issued by the Securities Commissions thereunder and the securities legislation, stock exchange rules and published policies of each other jurisdiction the securities laws of which are applicable to the sale of the Offered Shares on the terms and conditions set out in this Agreement;

“associate”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario;

“Canadian Exploration Expense” or “CEE” means one or more expenses described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act, or would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.4) was a reference to paragraph (f), excluding expenses that are prescribed “Canadian exploration and development overhead expenses” for the purposes of paragraph 66(12.6)(b) of the Tax Act, the amount of any assistance described in paragraph 66(12.6(a) of the Tax Act, amounts which constitute specified expenses for seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, or any expense for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing” means the completion of the issue and sale by the Corporation of the Offered Shares pursuant to this Agreement and the Subscription Agreements;

“Closing Date” means the date of the Closing, being March 3, 2021 or such other date as the Underwriters and the Corporation may agree in writing;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Underwriters and the Corporation may agree;

“Commitment Amount” means an amount equal to the aggregate dollar amount of the Offered Shares subscribed for by the Purchasers pursuant to the Subscription Agreements;

“Common Shares” means the issued and outstanding common shares in the capital of the Corporation, including where applicable, the Offered Shares;

“CRA” means the Canada Revenue Agency;

“December 2020 FT Private Placement” means the sale of 1,081,959 Common Shares pursuant to the December 2020 FT Private Placement Subscription Agreements, which Common Shares were issued as “flow-through shares” as defined in subsection 66(15) of the ITA at a price of $0.86 per Common Share;

“December 2020 FT Private Placement Subscription Agreements” means the subscription agreements dated December 31, 2020 between the Corporation and various individual subscribers with respect to the December 2020 FT Private Placement;

“Disclosure Documents” means any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Corporation, which has been or is publicly disseminated by or with the consent of the Corporation, whether pursuant to any Applicable Securities Laws or otherwise, and which has been filed on SEDAR or with the SEC pursuant to the Exchange Act since December 31, 2019, including, without limitation, the Corporation’s prospectus supplement dated February 16, 2021;

“DMI” means Denison Mines Inc.;

“Employee Plans” has the meaning ascribed thereto in subsection 5(kk)(iii);

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

“Environmental Laws” has the meaning ascribed thereto in subsection 5(hh)(i);

“Environmental Permits” has the meaning ascribed thereto in subsection 5(hh)(ii);

“Expenditure Period” for any Subscription Agreement means the period commencing on the date of acceptance by the Corporation of such Subscription Agreement and ending on the earlier of (i) the date on which the Commitment Amount has been fully expended in accordance with the terms hereof and the Subscription Agreements; and (ii) December 31, 2022;

“FCPA Legislation” means all applicable foreign corrupt practices legislation, including the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), any equivalent legislation under U.S. law and any applicable law implementing either the United Nations Convention Against Corruption or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions), all as amended;

“Financial Statements” has the meaning ascribed thereto in subsection 5(q);

“Flow-Through Mining Expenditure” means an expense which, once renounced, is a “flow-through mining expenditure” as defined in subsection 127(9) of the Tax Act;

“Gross Proceeds” means the gross proceeds raised from the sale of the Offered Shares;

“Hazardous Substances” has the meaning ascribed thereto in subsection 5(hh)(i);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

“Joint Venture Entities” means each person or body corporate, howsoever constituted in any jurisdiction, which is an owner or operator of any of the Material Properties, including, to the extent applicable, the Corporation and DMI, provided that any representation or warranty of the Corporation in this Agreement relating to Joint Venture Entities other than the Corporation or DMI shall be deemed to be limited to only apply in respect of the Material Properties, and “Joint Venture Entity” means any one of the Joint Venture Entities;

“KHNP Strategic Relationship Agreement” means the amended and restated strategic relationship agreement made as of September 19, 2017 between the Corporation and KHNP Canada Energy Ltd.;

“Material Adverse Effect” or “Material Adverse Change” means any effect or change on the Corporation and the Material Subsidiaries or their respective businesses that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation and the Material Subsidiaries, taken as a whole, or that is or is reasonably likely to be materially adverse to the completion of the transactions contemplated by this Agreement;

“Material Agreements” mean any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation, a Subsidiary or a Joint Venture Entity is a party or by which the Corporation, a Subsidiary or a Joint Venture Entity or a material portion of the assets thereof are bound which is material to the Corporation (on a consolidated basis);

“Material Properties” means, collectively: (i) the Wheeler River uranium project consisting of 19 mineral claims covering an aggregate area of 11,720 hectares; (ii) the Waterbury Lake project comprised of 12 contiguous claims and one separate claim covering 40,256 hectares that is owned by the Corporation and the Korea Waterbury Uranium Limited Partnership, as limited partners, and Waterbury Lake Uranium corporation, as general partner, in the Waterbury Lake Uranium Limited Partnership; (iii) the McClean Lake project consisting of 13 mineral claims covering an aggregate area of 3,111 hectares, 4 mineral leases covering an area of 1,147 hectares, and the McClean Lake uranium processing facility; and (iv) the Midwest project consisting of 3 contiguous mineral leases covering an area of 1,426 hectares, all located in the Athabasca Basin region of Saskatchewan;

“Material Subsidiaries” means DMI (Ontario) (100%); Denison AB Holdings Corp. (British Columbia) (100%); 9373721 Canada Inc. (Canada) (100%); Denison Waterbury Corp. (“DWC”) (Ontario) (100%); Waterbury Lake Uranium Corporation (“WLUC”) (British Columbia) (60% held by DWC); and Waterbury Lake Uranium Limited Partnership (“WLULP”) (British Columbia) (66.89% held by DWC and 0.02% held by WLUC);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NYSE American” means the trading market operated by NYSE American LLC;

“Offered Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering Jurisdictions” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Outstanding Convertible Securities” means all options (whether put or call options), including options granted or proposed to be granted to officers, directors, employees or consultants of the Corporation or the Subsidiaries, share purchase or acquisition rights or warrants and other securities convertible or exercisable for Common Shares outstanding as at the date of this Agreement, whether issued pursuant to an established plan or otherwise;

“Permits” has the meaning ascribed thereto in subsection 5(ff)(i);

“person” shall be interpreted broadly and shall include any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Prescribed Share” has the meaning set forth in Regulation 6202.1;

“President’s List” means a list of Substituted Purchasers (all such Substitute Purchasers who are current officers or directors of the Corporation) provided by the Corporation for subscriptions up to $1,000,000 of the Offered Shares, provided that each such investor must be eligible for a Private Placement Exemption under NI 45-106, such list to be provided to the Underwriters not later than two Business Days prior to the Closing Date;

“Principal-Business Corporation” has the meaning set forth in subsection 66(15) of the Tax Act;

“Private Placement Exemption” means the “accredited investor” exemption under Section 2.3 of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, the “minimum amount investment” exemption under Section 2.10 of NI 45-106, the “family, friends and business associates” exemption under Section 2.5 of NI 45-106 or the “employee, executive officer, director and consultant” exemption under Section 2.24 of NI 45-106;

“Purchasers” mean, collectively, those persons who are purchasing the Offered Shares as contemplated herein, including Substituted Purchasers and/or the Underwriters;

"Qualified Expenditures" means expenses that are CEE and qualify as Flow-Through Mining Expenditures which are incurred during the Expenditure Period which may be renounced by the Corporation pursuant to subsections 66(12.6) and 66(12.66) of the Tax Act (with an effective date not later than December 31, 2021, provided the Purchaser and any beneficial purchaser, and if a partnership, every member thereof, deals at arm’s length with the Corporation at all relevant times for purposes of the Tax Act) and in respect of which, but for the renunciation, the Corporation would be entitled to a deduction from income for income tax purposes;

“Regulations” refers to regulations promulgated under the Tax Act from time to time;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” mean the applicable securities commissions where the Corporation is a reporting issuer or other securities regulatory authorities in the Offering Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Senior Secured Credit Facility” means the revolving term credit facility for CDN$24,000,000 established pursuant to the fourth amended and restated credit agreement dated as of January 30, 2015, as amended by agreements dated January 27, 2016, January 31, 2017, January 19, 2018, April 9, 2018, January 29, 2019, January 29, 2020 and January 14, 2021 among the Corporation and DMI, as borrowers, Scotia Capital as the sole and lead arranger and bookrunner, The Bank of Nova Scotia, as administrative agent and the lending institutions from time to time parties to such agreement as lenders, as amended from time to time;

“Subscription Agreements” mean, collectively, the subscription (and renunciation) agreements in the form mutually acceptable to the Corporation and the Underwriters to be entered into between the Purchasers and the Corporation in respect of the Offering, as amended or supplemented;

“Substituted Purchasers” has the meaning ascribed thereto in subsection 2(a);

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Taxes” has the meaning ascribed thereto in subsection 5(vv);

“Technical Reports” means, collectively, the most recent NI 43-101 technical report with respect to each of the Material Properties.

“Transfer Agent” means the registrar and transfer agent of the Corporation, namely Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“TSX Conditional Approval Letter” has the meaning ascribed thereto in subsection 5(k);

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning ascribed thereto in subsection 3(a);

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

In this Agreement, “to the best of the knowledge of” or “to its knowledge” means, unless otherwise expressly stated, a statement of the declarant’s knowledge of the facts or circumstances to which such phrase is related, after having made reasonable inquiries and investigations in connection with such facts and circumstances; and “to the knowledge of the Corporation”, “to the best of the knowledge of the Corporation”, “to the best knowledge of the Corporation” or a similar expression means, unless otherwise expressly stated, a statement as to the best knowledge of each of the senior officers of the Corporation about the facts or circumstances to which such phrase is related, after having made reasonable inquiries and investigations in connection with such facts and circumstances.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)
words used herein importing the singular number include the plural and vice versa, words importing the use of any gender include all genders;

(b)
references herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time;

(c)
the division of this Agreement into sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular section, subsection, paragraph or other portion hereof and include any agreement or instrument supplementary or ancillary hereto; and

(d)
any reference to a word or term defined in the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent word or term, if any, defined in the Taxation Act (Québec) as such act may be amended, re-enacted or replaced from time to time. Any reference to the Tax Act or a provision thereof shall include, for purposes of Québec income taxation, a reference to the Taxation Act (Québec) or the equivalent provision thereof as such act may be amended, re-enacted or replaced from time to time. Any reference to a filing or similar requirement imposed under the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Taxation Act (Québec) as the Tax Act may be amended, re-enacted or replaced from time to time; provided that, if no filing or similar requirement is provided under the Taxation Act (Québec), a copy of any material filed under the Act shall be filed with the ministère du Revenu du Québec.

2.
Nature of Transaction

(a)
The Corporation understands that although the offer to purchase the Offered Shares is being made by the Underwriters, as purchasers, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) for the Offered Shares in the Offering Jurisdictions, subject to acceptance by the Corporation, acting reasonably, of the Subscription Agreements. The Corporation and the Underwriters agree that no offers, sales or re-sales of Offered Shares will be made to persons in the United States, and that all offers, sales and re-sales of Offered Shares will be made in “offshore transactions” (as such term is defined in Regulation S under the U.S. Securities Act) in compliance with Regulation S under the U.S. Securities Act. The Underwriters acknowledge that, subject to the conditions contained in Section 7 being satisfied and subject to the rights of the Underwriters contained in Section 9, the Underwriters are obligated to purchase or cause to be purchased all of the Offered Shares and that such obligation is not subject to the Underwriters being able to arrange for Substituted Purchasers. Notwithstanding the foregoing, the Corporation shall be entitled to include investors (who are current officers or directors of the Corporation) on the President’s List for up to $1,000,000 of the Offering, provided that such investors are eligible for a prospectus exemption under NI 45-106.

(b)
Each Purchaser shall purchase the Offered Shares under a Private Placement Exemption. The Corporation hereby agrees to use its commercially reasonable best efforts to secure compliance with all applicable securities regulatory requirements on a timely basis in connection with the distribution of the Offered Shares to the Purchasers, including by filing within the periods stipulated under Applicable Securities Laws in Canada and at the Corporation’s expense all reports of the issue and sale of the Offered Shares required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws (including so as to ensure that the requirements under NI 45-102 are complied with by the Corporation such that the Offered Shares will be subject to a “hold period” which expires on the date that is four months and one day following the Closing Date). The Underwriters agree to use commercially reasonable best efforts to assist the Corporation to secure compliance with all regulatory requirements in connection with the Offering. The Underwriters will notify the Corporation with respect to the identity of each Purchaser and other necessary information respecting each Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements under Applicable Securities Laws relating to the sale of the Offered Shares. If requested by the Corporation, the Underwriters undertake to use commercially reasonable best efforts to cause Purchasers to complete any forms required by Applicable Securities Laws.

(c)
Any certificates representing the Offered Shares delivered at Closing shall contain such restrictive legends regarding resale of the Offered Shares as are set forth in the Subscription Agreements.

3.
Underwriters’ Compensation

(a)
In consideration for the performance of their obligations hereunder, the Corporation shall, subject to the provisions of this Agreement, pay to the Underwriters an aggregate fee (the “Underwriting Fee”) equal to 6.0% of the Gross Proceeds, except with respect to any President’s List orders, for which the Corporation shall pay to the Underwriters a cash fee equal to 3.0%. The obligation of the Corporation to pay the Underwriting Fee shall arise at the Closing Time and the Underwriting Fee shall be fully earned by the Underwriters upon the completion of the Offering. The Corporation shall pay any goods and services tax and harmonized sales tax imposed by the Excise Tax Act (Canada) and any other applicable sales tax applicable in respect of the Underwriting Fee.

(b)
The Underwriters may retain one or more registered securities brokers or investment dealers to act as selling agents in connection with the sale of the Offered Shares but the compensation payable to such selling agents shall be the sole responsibility of the Underwriters, and only as permitted by and in compliance with Applicable Securities Laws, upon the terms and conditions set forth in this Agreement and the Underwriters will require each such selling agent to so agree.

4.
Covenants and Certification of the Underwriters

Each of the Underwriters hereby severally covenants to the Corporation as follows:

(a)
it will conduct activities in connection with arranging for purchasers of the Offered Shares in compliance with Applicable Securities Laws and only solicit offers to purchase Offered Shares from such persons and in such manner that, pursuant to Applicable Securities Laws, no prospectus, registration statement or similar document needs be delivered or filed, other than any prescribed reports of the issue and sale of the Offered Shares;

(b)
it will not deliver to any prospective Purchaser any document or material which constitutes or is deemed to be an offering memorandum under Applicable Securities Laws;

(c)
it will not solicit offers to purchase or sell the Offered Shares in any jurisdiction other than the Offering Jurisdictions;

(d)
it will refrain from any form of general advertising or any form of general solicitation in connection with the Offering in: (i) printed media of general and regular circulation or any similar medium; (ii) radio; (iii) television; or (iv) electronic media or conduct any seminar or meeting concerning the offer and sale of the Offered Shares whose attendees have been invited by any form of general solicitation or general advertising, and not make use of any green sheet or other internal marketing document without the written consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld;

(e)
it will obtain from each Purchaser an executed and duly completed Subscription Agreement, together with all documentation as may be necessary in connection with the distribution of the Offered Shares; and

(f)
it will take such steps as required by Applicable Securities Laws to confirm that the Purchaser is eligible to rely on the applicable Private Placement Exemption and will retain, or provide the Corporation with a copy of, a record of any additional steps, processes or information used to confirm such eligibility.

5.
Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters (on their own behalf and on behalf of each of the Purchasers) that as at the date hereof:

(a)
Organization. The Corporation and each of its Material Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Corporation and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Disclosure Documents, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect;

(b)
Subsidiaries. The Material Subsidiaries include all of the Corporation’s significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Except for the Material Subsidiaries and investments in other issuers and the other subsidiaries of the Corporation that are not material to the Corporation, the Corporation does not beneficially own or exercise control or direction over the securities of any person. Other than encumbrances under the Senior Secured Credit Facility and the APG Loan, the Corporation owns, directly or indirectly, all of the equity interests of the Material Subsidiaries free and clear of all encumbrances. All the equity interests of the Material Subsidiaries and the Joint Venture Entities held by the Corporation have been validly issued and are fully paid, non-assessable and free of preemptive and similar rights. Other than (i) the relevant partnership and/or joint venture agreement with respect to its Material Subsidiaries or Joint Venture Entities, and (ii) under the KHNP Strategic Relationship Agreement, no person has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or any of the Material Subsidiaries of any interest in any of the shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or Joint Venture Entities or any other security convertible into or exchangeable for any such shares;

(c)
Minute Books. Since January 1, 2018, all existing minute books of the Corporation and each of the Material Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, all board committees) and securityholders of the Corporation (collectively, the “Corporate Records”) have been made available to the Underwriters and their counsel, and all such Corporate Records are complete in all material respects. There are no transactions, agreements or other actions of the Corporation or any of the Material Subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in a timely fashion, except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate.

(d)
No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Securities, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Corporation with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Corporation may be bound or to which any of the property or assets of the Corporation is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Corporation, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Corporation or of any Governmental Authority having jurisdiction over the Corporation, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(e)
No Violation or Default. Neither the Corporation nor any of the Material Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) except as are disclosed in the Disclosure Documents, in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Corporation or any of the Material Subsidiaries is a party or by which the Corporation or any of the Material Subsidiaries is bound or to which any of the property or assets of the Corporation or any of the Material Subsidiaries are subject; or (iii) except as disclosed in the Disclosure Documents, in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Corporation’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or any of the Material Subsidiaries is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect

(f)
Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and, to the knowledge of the Corporation, are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Corporation has an authorized, issued and outstanding capitalization as set forth in the Disclosure Documents as of the dates referred to therein (other than the grant of additional equity under the Corporation’s existing equity compensation plans, or changes in the number of outstanding Common Shares of the Corporation due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in the Disclosure Documents. The description of the securities of the Corporation in the Disclosure Documents is complete and accurate in all material respects. Except as disclosed in or contemplated by the Disclosure Documents, as of the date referred to therein, the Corporation does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Disclosure Documents, no person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation; or (ii) the repurchase by or on behalf of the Corporation of any issued and outstanding securities of the Corporation.

(g)
Voting or Control Agreements. To the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of any Material Subsidiary other than in respect of the security interests granted by the Corporation and the Material Subsidiaries in connection with the Senior Secured Credit Facility and the APG Loan pursuant to the Limited Partnership Agreement of Waterbury Lake Uranium Limited Partnership dated August 16 2010 between Fission Energy Corp., Korea Waterbury Uranium Limited Partnership and Waterbury Lake Uranium Corporation.

(h)
Restrictions on Business. Neither the Corporation nor any Material Subsidiary or, to the knowledge of the Corporation, any Joint Venture Entity is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the subject person to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Corporation (on a consolidated basis), other than rights of first refusal and similar restrictions governing transfer that are included in the joint venture agreements to which the Corporation, the Material Subsidiaries or the Joint Venture Entities are a party.

(i)
Offered Securities. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, to validly issue and sell the Offered Shares, as fully paid and non-assessable Common Shares.

(j)
Authorization; Enforceability. The Corporation has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding agreement of the Corporation enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(k)
Consents. All consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement and the Subscription Agreements and the issuance of the Offered Shares and the completion of the transactions contemplated hereby, have been made or obtained, as applicable, subject to: (i) certain specified conditions and exceptions contained in the conditional approval letter dated February 12, 2021 from the TSX (the “TSX Conditional Approval Letter”); (ii) the Corporation filing with the Securities Commissions in Canada, within ten (10) days from the date of the sale of the Offered Shares, of a Form 45-106F1 prepared and executed in accordance with Applicable Securities Laws in Canada and accompanied by the prescribed fees and fee checklist form, if any; and (iii) the Corporation promptly filing with the SEC a Report on Form 6-K announcing the Closing of the Offering.

(l)
No Preferential Rights. Except as set forth in the Disclosure Documents (including pursuant to the KHNP Strategic Relationship Agreement), (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Corporation to issue or sell to such Person any Common Shares or other securities of the Corporation, except pursuant to options and warrants to purchase Common Shares pursuant to outstanding convertible securities of the Corporation, (ii) the Corporation has not granted to any Person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or other securities of the Corporation, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Corporation in connection with the offer and sale of the Offered Securities, and (iv) no Person has the right, contractual or otherwise, to require the Corporation to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or other securities of the Corporation, or to include any such Common Shares or other securities in the Disclosure Documents, whether as a result of the filing of the Disclosure Documents (or documents incorporated by reference therein) or the sale of the Offered Securities as contemplated thereby or otherwise.

(m)
Certificates. The form of certificates representing the Offered Securities, to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the Business Corporations Act (Ontario), the articles of incorporation of the Corporation and applicable requirements of the TSX, NYSE American, The Depository Trust Corporation and CDS or will have been otherwise approved by the TSX and NYSE American, if required. The Offered Securities will have been made eligible by The Depository Trust Corporation and CDS.

(n)
Transfer Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares .

(o)
Public Filings. Since January 1, 2018, the Corporation has filed all documents or information required to be filed by it under Applicable Securities Laws with the Securities Commissions and the SEC, and the rules, regulations and policies of the TSX and NYSE (the “Exchanges”), except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Corporation with the Exchanges, the SEC and the Securities Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Corporation has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(p)
No Material Adverse Effect. Subsequent to the respective dates as of which information included or incorporated by reference in the Disclosure Documents, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Corporation and the Material Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Corporation or any Material Subsidiary, which is material to the Corporation and the Material Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Corporation or any of the Material Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Corporation or any Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Disclosure Documents.

(q)
Financial Information. The consolidated financial statements of the Corporation filed with the SEC and the Canadian Commissions as a part of the Disclosure Documents, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Corporation and the Material Subsidiaries as of the dates indicated and the consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Corporation for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The other financial data with respect to the Corporation and the Material Subsidiaries contained or incorporated by reference in the Disclosure Documents are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Corporation; there are no financial statements (historical or pro-forma) that are required to be included or incorporated by reference in the Disclosure Documents that are not included or incorporated by reference as required; the Corporation and the Material Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Disclosure Documents and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Disclosure Documents.

(r)
Independent Accountants. PricewaterhouseCoopers LLP, who have delivered their report with respect to the audited Financial Statements (as defined below and which term as used in this Agreement includes the related notes thereto) are independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in NI 51-102) with PricewaterhouseCoopers LLP or any other prior auditor of the Corporation or any of its Material Subsidiaries. To the Corporation’s knowledge, after due and careful inquiry, PricewaterhouseCoopers LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002. The Corporation is in compliance with its obligations in s. 4.11 of NI 51-102 with respect to the changing of its auditor.

(s)
Disclosure Controls. The Corporation and each of the Material Subsidiaries (other than Material Subsidiaries acquired not more than 365 days prior to the Evaluation Date, as defined below) maintain systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation’s internal control over financial reporting is effective and the Corporation is not aware of any significant deficiencies or material weaknesses in its internal control over financial reporting. Since the date of the latest audited financial statements of the Corporation included or incorporated by reference in the Disclosure Documents, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting. The Corporation has established disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15 and 15d-15) for the Corporation and designed such disclosure controls and procedures to ensure that material information relating to the Corporation and each of the Material Subsidiaries is made known to the certifying officers by others within those entities. The Corporation’s certifying officers have evaluated the effectiveness of the Corporation’s controls and procedures as at December 31, 2019 (such date, the “Evaluation Date”) and the Corporation’s certifying officers have concluded that the disclosure controls and procedures are effective as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Corporation’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Securities Act) or, to the Corporation’s knowledge, in other factors that could significantly affect the Corporation’s internal controls.

(t)
No Litigation. Except as disclosed in or incorporated by reference in the Disclosure Documents, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Corporation’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Corporation or a Subsidiary or, to the knowledge of the Corporation, any Joint Venture Entity is a party or to which any property of the Corporation or any of the Material Subsidiaries or Joint Venture Entities is subject that, individually or in the aggregate, if determined adversely to the Corporation or any of the Material Subsidiaries or Joint Venture Entities, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement; except as disclosed in or incorporated by reference in the Disclosure Documents, to the Corporation’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others; and there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in or included or incorporated by reference in the Disclosure Documents that are not so described.

(u)
Material Agreements. Neither the Corporation nor, to the Corporation's knowledge, any other party is in default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect on the Corporation. The Corporation has filed all Material Agreements on SEDAR pursuant to Canadian Securities Laws that are required to be filed by the Corporation as "material contracts" pursuant to Section 12.2 of NI 51-102.

(v)
Labor Disputes. No labor disturbance by or dispute with employees of the Corporation or any of the Material Subsidiaries exists or, to the knowledge of the Corporation, is threatened that could reasonably be expected to have a Material Adverse Effect.

(w)
Local Disputes. Except as set forth in the Disclosure Documents, no dispute between the Corporation and any local, aboriginal or indigenous group exists, or to the Corporation’s knowledge, is threatened or imminent with respect to any of the Corporation’s properties or exploration and development activities that could reasonably be expected to have a Material Adverse Effect.

(x)
Proposed Acquisition. Except as described in the Disclosure Documents, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Corporation or its Material Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(y)
Intellectual Property Rights. Except as disclosed in the Disclosure Documents, the Corporation and the Material Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.

(z)
No Material Defaults. Neither the Corporation nor any of the Material Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Corporation has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(aa)
Certain Market Activities. Neither the Corporation, nor any of the Material Subsidiaries, nor to the knowledge of the Corporation any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Securities or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act).

(bb)
Title to Real and Personal Property.

(i)
The Corporation, a Material Subsidiary or, to the knowledge of the Corporation, a Joint Venture Entity, as applicable, is the beneficial owner of, or has the right to acquire the interests in, the properties, business and assets referred to in the Disclosure Documents, inclusive of the Material Properties, free of all encumbrances whatsoever other than security interests under the Senior Secured Credit Facility and the APG Loan and the relevant joint venture agreements governing the Joint Venture Entities.

(ii)
Any and all agreements pursuant to which the Corporation, a Material Subsidiary or, to the knowledge of the Corporation, a Joint Venture Entity, as applicable, holds or will hold any such interest in property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated except, in any case, where it would not result in a Material Adverse Effect.

(iii)
To the Corporation's knowledge there are no unrecorded encumbrances on the properties, business and assets in which the Corporation has or will have a direct or indirect economic interest except for the rights of Joint Venture Entities applicable to such properties, business or assets and except security interests contemplated under the Senior Secured Credit Facility and the APG Loan.

(iv)
No other property rights, other than Permits to be acquired in the ordinary course, are necessary for the conduct of the business of the Corporation, the Material Subsidiaries or, to the knowledge of the Corporation, the Joint Venture Entities as currently conducted or contemplated to be conducted.

(v)
The Corporation knows of no claim or basis for any claim that could adversely affect the right of any such person to use, transfer or otherwise exploit such property rights and, other than as described in the Disclosure Documents, no such person has any responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property rights thereof.

(cc)
Material Properties.

(i)
The Material Properties are the only mineral properties currently material to the Corporation in which the Corporation, the Material Subsidiaries or the Joint Venture Entities have an interest.

(ii)
The Corporation, either directly or through the Material Subsidiaries or the Joint Venture Entities, holds either freehold title, mining leases, mining claims, mineral claims, exploration permits or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Material Properties are located in respect of the ore bodies and minerals located in the Material Properties in which the Corporation has a direct or indirect economic interest as described in the Disclosure Documents under, to the knowledge of the Corporation, valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the subject person to explore, develop, mine and exploit the minerals relating thereto.

(iii)
All leases or claims and permits relating to the Material Properties in which the Corporation (through the applicable Material Subsidiary) has an interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting; except as disclosed in the Disclosure Documents.

(iv)
The Corporation, the Material Subsidiaries or, to the knowledge of the Corporation, the Joint Venture Entities, or trustees on their respective behalfs, have all necessary surface rights, access rights and other necessary rights and interest relating to the Material Properties in which the Corporation has a direct or indirect economic interest as described in the Disclosure Documents granting the right and ability, as applicable, to explore, access, develop, construct, mine and exploit minerals, ore and metals for development purposes, subject to the Corporation's ability to obtain the Permits (as defined below), as are appropriate in view of rights and interests therein, with only such exceptions as do not materially interfere with the use made by the joint ventures of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing.

(v)
The Corporation (through the applicable Material Subsidiary or Joint Venture Entity) has all necessary rights and interests relating to the Material Properties in which the Corporation (through the applicable Material Subsidiary) has an interest granting the Corporation (through the applicable Material Subsidiary) the right and ability to explore, develop, mine and exploit the minerals relating thereto as are appropriate in view of the rights and interest therein of the Corporation or the applicable Material Subsidiary or Joint Venture Entity, with only such exceptions as do not materially interfere with the current use made by the Corporation or the applicable Material Subsidiary or Joint Venture Entity of the rights or interest so held.

(vi)
Each of the proprietary interests or rights and each of the agreements, contracts, arrangements or understandings and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Corporation or the applicable Material Subsidiary or Joint Venture Entity.

(vii)
Except as disclosed in the Disclosure Documents, the Corporation and the Material Subsidiaries or Joint Venture Entities do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, other than mineral claim fees, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate.

(viii)
There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Joint Venture Entity has received notice against any Material Property.

(dd)
Aboriginal Claims. Other than as set forth in the Disclosure Documents, there are no claims or actions with respect to aboriginal or indigenous rights against or affecting the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Joint Venture Entity, or, to the best of the knowledge of the Corporation, pending or threatened, including with respect to any of the Material Properties, or, to the knowledge of the Corporation, in respect of any of the other properties in which the Corporation has an economic interest. Other than as set forth in the Disclosure Documents, the Corporation is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the properties, and no material dispute in respect of such properties with any local or aboriginal or indigenous group exists or, to the knowledge of the Corporation, is threatened or imminent with respect thereto or activities thereon.

(ee)
Exploration Activities. All mineral exploration activities on the properties of the Corporation, any Subsidiary or to the Corporation's knowledge, any Joint Venture Entity have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect.

(ff)
Permits. Except as disclosed in the Disclosure Documents,

(i)
each of the Material Subsidiaries and, to the knowledge of the Corporation, each of the Joint Venture Entities have obtained or identified all the material permits, certificates, and approvals (collectively, the "Permits") which are required or will be required for the exploration, development and eventual or actual operation of the Material Properties, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial, state and federal approvals;

(ii)
the required Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Corporation or the applicable Material Subsidiaries or Joint Venture Entities;

(iii)
neither the Corporation nor the applicable Material Subsidiaries know of any issue or reason why the required Permits should not be approved and obtained in the ordinary course; and

(iv)
all assessments or other work required to be performed in relation to the material mineral claims of the Corporation and the applicable Material Subsidiary in order to maintain their respective interests therein, if any, have been performed to date and, except as disclosed in the Disclosure Documents, the Corporation and the applicable Material Subsidiary have complied in all material respects with all Applicable Laws in this regard as well as with regard to legal and contractual obligations to third parties in this regard except in respect of mineral claims that the Corporation and the applicable Material Subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mineral claims are in good standing in all respects as of the date of this Agreement.

(gg)
NI 43-101 Technical Reports.

(i)
the Corporation made available to the respective authors thereof prior to the issuance of all of the applicable technical reports filed by the Corporation on SEDAR relating to the Material Properties (the "Reports"), for the purpose of preparing the Reports, as applicable, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(ii)
the Reports complied in all material respects with the requirements of NI 43-101 as at the date of each such Report;

(iii)
the Corporation is in compliance, in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and, at the time of filing, all such reports complied, in all material respects, with the requirements of NI 43-101; and

(iv)
except as disclosed in the Disclosure Documents, all scientific and technical information disclosed in the Disclosure Documents: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a "qualified person" (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43- 101, and (iii) was true, complete and accurate in all material respects at the time of filing.

(hh)
Environmental Laws. Except as disclosed in the Disclosure Documents:

(i)
each of the Corporation, the Material Subsidiaries and, to the knowledge of the Corporation, the Joint Venture Entities is in compliance in all material respects with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the "Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance, including any uranium or derivatives thereof (the "Hazardous Substances");

(ii)
each of the Corporation, the Material Subsidiaries and, to the knowledge of the Corporation, the Joint Venture Entities has obtained all licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on by the Corporation and the Material Subsidiaries and Joint Venture Entities, other than those Environmental Permits that are routine in nature and anticipated to be obtained in the ordinary course and each Environmental Permit is valid, subsisting and in good standing and to the knowledge of the Corporation neither the Corporation nor the Material Subsidiaries or Joint Venture Entities is in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Corporation or the Material Subsidiaries, threatened, to revoke or limit any Environmental Permit;

(iii)
the Corporation, the Material Subsidiaries and, to the knowledge of the Corporation, the Joint Venture Entities, are in material compliance with all Environmental Laws and Environmental Permits with respect to the use, storage, transport and handling of Hazardous Substances;

(iv)
none of the Corporation, the Material Subsidiaries nor, to the knowledge of the Corporation, the Joint Venture Entities has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect, and neither the Corporation nor the Material Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or the Material Subsidiaries, nor has the Corporation or the Material Subsidiaries received notice of any of the same which has not been addressed;

(v)
none of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Joint Venture Entity has received any notice wherein it is alleged or stated that the Corporation or the Material Subsidiaries is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws;

(vi)
none of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Joint Venture Entity has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites and, to the best of the knowledge of the Corporation, there are no environmental audits, evaluations, assessments, studies or tests being conducted by any federal, provincial, municipal or local except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course;

(vii)
the Corporation, each of the Material Subsidiaries and, to the knowledge of the Corporation, each of the Joint Venture Entities is in compliance in all material respects with all applicable workers' compensation and health and safety and workplace laws, regulations and policies.

(ii)
December 2020 FT Private Placement. The Corporation has complied with all covenants and agreements with respect to the renunciation of Qualified Expenditures to each purchaser in the December 2020 FT Private Placement and the completion of the required filings under the ITA to the extent that filings are required to have been made by the date of this Agreement.

(jj)
Insurance. The Corporation, the Material Subsidiaries and, to the knowledge of the Corporation, the Joint Venture Entities maintain insurance covering their properties, operations, personnel and businesses that the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and their respective businesses; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date. The Corporation has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Corporation.

(kk)
Employment Matters:

(i)
The Corporation, each of the Material Subsidiaries and, to the knowledge of the Corporation, each of the Joint Venture Entities is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(ii)
There has not been and there is not currently any labour disruption or conflict which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Joint Venture Entity.

(iii)
Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation and the Material Subsidiaries (the "Employee Plans") has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(iv)
All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation or the relevant Subsidiary.

(v)
To the knowledge of the Corporation, no officer, director, employee or security holder of the Corporation has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(ll)
Related Party Transactions. Except as disclosed in the Disclosure Documents:

(i)
neither the Corporation nor any Material Subsidiary owes any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the ITA) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(ii)
neither the Corporation nor any Material Subsidiary is a party to any contract, agreement or understanding, other than usual employee or consulting arrangements made in the ordinary and normal course of business, with any officer, director, employee, shareholder or any other person not dealing at arm's length with it; and

(iii)
none of the directors, officers or employees of the Corporation, any known holder of more than ten percent (10%) of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Corporation or any Subsidiary, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation, any Subsidiary or their respective businesses.

(mm)
Finder’s Fee’s. Neither the Corporation nor any of the Material Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement.

(nn)
Dividend Restrictions. Except as may be restricted by Applicable Law, no Material Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Material Subsidiaries’ equity securities or from repaying to the Corporation or any other Material Subsidiaries any amounts that may from time to time become due under any loans or advances to such Material Subsidiaries from the Corporation or from transferring any property or assets to the Corporation or to any other Material Subsidiaries.

(oo)
No Improper Practices. (i) Neither the Corporation nor, to the Corporation’s knowledge, the Material Subsidiaries, nor to the Corporation’s knowledge, any of their respective directors or officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any Applicable Law or of the character required to be disclosed in the Disclosure Documents; (ii) no relationship, direct or indirect, exists between or among the Corporation or, to the Corporation’s knowledge, any Material Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Corporation or, to the Corporation’s knowledge, any Material Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Disclosure Documents that is not so described; (iii) no relationship, direct or indirect, exists between or among the Corporation or any Material Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Corporation or, to the Corporation’s knowledge, any Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Disclosure Documents that is not so described; (iv) except as disclosed in the Disclosure Documents, there are no material outstanding loans or advances or material guarantees of indebtedness by the Corporation or, to the Corporation’s knowledge, any Material Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; and (v) the Corporation has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Corporation or any Material Subsidiary to alter the customer’s or supplier’s level or type of business with the Corporation or any Material Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Corporation or any Material Subsidiary or any of their respective products or services, and, (vi) neither the Corporation nor any Material Subsidiary nor to the Corporation’s knowledge, any director, officer, employee or agent of the Corporation or any Material Subsidiary has made any payment of funds of the Corporation or any Material Subsidiary or received or retained any funds in violation of any Applicable Law (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)).

(pp)
Operations. The operations of the Corporation and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Corporation or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(qq)
Sanctions. (i) The Corporation represents that, neither the Corporation nor any of the Material Subsidiaries nor to the Corporation’s knowledge, any director, officer, employee, agent, affiliate or representative of the Corporation, is a government, individual, or entity (in this paragraph (qq), “Member”) that is, or is owned or controlled by a Member that is:

(A)
the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or Applicable Law (collectively, “Sanctions”), nor

(B)
located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Russia, Sudan, Syria, Ukraine and Zimbabwe).

(iv)
The Corporation represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Member:

(A)
to fund or facilitate any activities or business of or with any Member or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)
in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the offering, whether as underwriter, advisor, investor or otherwise).

(v)
The Corporation represents and covenants that, except as disclosed in the Disclosure Documents, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(rr)
Certification of Disclosure. There has been no failure on the part of the Corporation, or to the Corporation’s knowledge, any of the Corporation’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Corporation (or each former principal executive officer of the Corporation and each former principal financial officer of the Corporation as applicable) and each certifying officer of the Corporation (or each former certifying officer of the Corporation and each former certifying officer of the Corporation as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

(ss)
Due Diligence Matters. To the knowledge of the Corporation, all documents and information delivered and provided by or on behalf of the Corporation to the Underwriters as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(tt)
Cybersecurity. To the knowledge of the Corporation, there has been no security breach or other compromise of or relating to any of the Corporation’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (i) the Corporation has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Corporation is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Corporation has implemented backup and disaster recovery technology consistent with industry standards and practices.

(uu)
Exchange Registration. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the NYSE American under the symbol “DNN” and the TSX under the symbol “DML”, and the Corporation has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor, except as disclosed in the Disclosure Documents, has the Corporation received any notification that the SEC, the Canadian Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Disclosure Documents, the Corporation has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. As at the Closing Date, the Corporation will have obtained, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Commissions, where applicable, required for the listing and trading of the Offered Securities, subject only to satisfying their standard listing and maintenance requirements. The Corporation has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange

(vv)
Taxes. Except where the failure to so file or pay would not have a Material Adverse Effect, (i) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted by the Corporation or any Subsidiary has been paid, collected or withheld and remitted, as applicable; (ii) all Tax returns, declarations, remittances and filings required to be filed by the Corporation or any Subsidiary has been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact has been omitted therefrom which would make any of them misleading. To the best of the knowledge of the Corporation and, except as otherwise disclosed to the Underwriters, no examination of any Tax return of the Corporation or any of the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any of the Subsidiaries, and there are no agreements, waivers or other arrangements with any governmental authority providing for an extension of time for any assessment or reassessment of Taxes with respect to the Corporation or any of the Subsidiaries, except where such examinations, issues, disputes, assessments or reassessments could not, in the aggregate, have a Material Adverse Effect on the Corporation.

6.
Covenants of the Corporation

The Corporation hereby covenants and agrees with the Underwriters (on their own behalf and on behalf of the Purchasers) that:

(a)
the Corporation will use its commercially reasonable best efforts to ensure that the Offered Shares will be listed and posted for trading on the TSX and on the NYSE American upon their issue, subject to transfer restrictions under Applicable Securities Laws and the Corporation will use its commercially reasonable efforts to maintain the listing of the Common Shares on the TSX and on the NYSE American to the date which is twelve (12) months following the Closing Date, provided that this Section 5(a) shall not restrict the Corporation from entering into an agreement with respect to, or effecting, a transaction pursuant to which the Common Shares are exchanged for: (i) cash; and/or (ii) securities of another person that is or as a result of the transaction will be a reporting issuer (or equivalent thereof) and listed on a recognized stock exchange;

(b)
in the event any person acting or purporting to act for the Corporation establishes a claim from the Underwriters for any brokerage or agency fee in connection with the transactions contemplated herein, the Corporation shall indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof unless such claim is made by a selling agent appointed by the Underwriters pursuant to subsection 3(b);

(c)
the Corporation will use the proceeds of the Offering to fund exploration and incur Qualified Expenditures on a property or properties located in Canada;

(d)
the Corporation will keep proper and complete books, records and accounts in accordance with IFRS showing true and accurate records of all Qualified Expenditures of the Commitment Amount and, upon the reasonable request of the Underwriters and/or the Purchasers, make such books, records and accounts available for inspection by or on behalf of the Underwriters and/or the Purchasers;

(e)
the Corporation will, as soon as practicable, use its commercially reasonable best efforts to receive all necessary consents to the transactions contemplated herein;

(f)
the Corporation agrees, that until May 20, 2021, the Corporation will not, without the prior written consent of the Co-Lead Underwriters (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Corporation may (i) grant of options or other securities (including restricted stock units and deferred stock units) in the normal course pursuant to the Corporation’s employee stock option plan or other equity compensation plans, and issue common shares upon the exercise of such options or vesting of such securities, (ii) issue equity securities pursuant to the exercise, vesting or conversion, as the case may be, of any options, restricted stock units, warrants, special warrants or other convertible securities of the Corporation outstanding on the date hereof; and (iii) the issuance of equity securities in connection with one or more bona fide acquisitions by the Corporation. In addition, from the date hereof and ending 90 days following the Closing Date, the Corporation shall not, without the prior written consent of the Co-Lead Underwriters (not to be unreasonably withheld) file a prospectus under Canadian Securities Laws or a registration statement under the Securities Act in connection with any transaction by the Corporation or any person that is prohibited pursuant to the foregoing and for registration statements on Form S-8 relating to employee benefit plans;

(g)
the Corporation will promptly notify the Underwriters in writing with full particulars, if, prior to the Closing Time, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or fact relating solely to the Underwriters or the Offering) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control, management or prospects of the Corporation or its Subsidiaries, taken as a whole;

(h)
the Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought reasonably to be consideration given as to whether there may be a material change or change in a material fact or other matter as described in the preceding paragraph;

(i)
the Corporation shall incur and renounce Qualifying Expenditures to Purchasers under the Offering pro rata based on the number of Offered Shares issued or to be issued pursuant thereto before or concurrent with renouncing expenditures pursuant to any other agreement (a “Subsequent Agreement”) which the Corporation shall enter into after the Closing Date. The Corporation shall not, without the prior written consent of the Underwriters (which consent may not be unreasonably withheld) enter into any other agreement which would prevent or restrict its ability to renounce Qualified Expenditures to the Purchasers in the amount equal to the Commitment Amount. If the Corporation is required under the Tax Act or by the Minister of National Revenue to reduce Qualifying Expenditures previously renounced to Purchasers under the Offering, such reduction shall be made, to the extent possible, pro rata based on the number of Offered Shares only after it has first reduced, to the extent possible, all expenditures renounced to persons under Subsequent Agreements;

(j)
it will file the necessary prescribed forms, within the time period prescribed by the Tax Act, so as to obtain a flow-through share issue identification number from the CRA in accordance with subsection 66(12.68) of the Tax Act, together with a copy of the Subscription Agreement and any “selling instrument”;

(k)
the Corporation will maintain its status as a Principal Business Corporation until the end of the Expenditure Period;

(l)
it will incur (or be deemed to incur), during the Expenditure Period, Qualified Expenditures in an amount not less than the Commitment Amount so as to enable the Corporation to renounce to the Purchasers (with an effective date not later than December 31, 2021, provided the Purchaser and any beneficial purchaser, and if a partnership, every member thereof, deals at arm’s length with the Corporation at all relevant times for purposes of the Tax Act ), Qualified Expenditures in an amount equal to the Commitment Amount;

(m)
it will renounce to the Purchasers, (with an effective date not later than December 31, 2021, provided the Purchaser and any beneficial purchaser, and if a partnership, every member thereof, deals at arm’s length with the Corporation at all relevant times for purposes of the Tax Act ), Qualified Expenditures incurred (or deemed to be incurred) during the Expenditure Period in an amount equal to the Commitment Amount;

(n)
all Qualified Expenditures renounced to the Purchasers pursuant to this Agreement and the Subscription Agreements will be Qualified Expenditures incurred (or deemed to be incurred) by the Corporation that, but for the renunciation to the Purchasers, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act if it had sufficient income and will not include any amount that has previously been renounced by the Corporation to the Purchasers or any other person;

(o)
it will deliver to each Purchaser, at the applicable Purchaser’s address as set forth in the applicable Subscription Agreement, not later than March 1, 2022 (or such earlier date as may be specified in the applicable Subscription Agreement), a statement and all relevant prescribed forms (including T-101 forms) fully completed and executed setting forth the aggregate amount of Qualified Expenditures renounced to the Purchaser with an effective date not later than December 31, 2021 and shall timely file such forms with the relevant governmental authority;

(p)
it will refrain from entering into transactions, taking deductions or making any tax elections or designations which would otherwise reduce its cumulative Canadian Exploration Expense to an extent which, or for any other reason that, would preclude a renunciation of Qualified Expenditures hereunder in an amount equal to the Commitment Amount effective on or before December 31, 2021 which could result in the Corporation or the Minister of National Revenue reducing the Qualified Expenditures renounced to the Purchasers;

(q)
it will file within the times prescribed in the Tax Act on a timely basis all forms required under the Tax Act necessary to effectively renounce Qualified Expenditures in an amount equal to the Commitment Amount relating to each Purchaser(with an effective date not later than December 31, 2021, provided the Purchaser and any beneficial purchaser, and if a partnership, every member thereof, deals at arm’s length with the Corporation at all relevant times for purposes of the Tax Act );

(r)
it will file, before March of the year following a particular year, any return required to be filed under Part XII.6 of the Tax Act in respect of the particular year, and shall pay any tax or other amount owing with respect to that return on a timely basis;

(s)
it is not and will not become subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualified Expenditures to each Purchaser in an aggregate amount equal to the Commitment Amount;

(t)
will ensure that the Qualified Expenditures to be renounced by the Corporation to the Purchasers of the Offered Shares will not include any amount that has previously been renounced by the Corporation to the Purchasers or to any other person;

(u)
if the Corporation receives, or becomes entitled to receive, or may reasonably be expected to receive, any government assistance at any time which may reasonably be related to the Qualifying Expenditures, which could otherwise affect the amount that could be renounced pursuant to the terms of the Subscription Agreements, the Corporation will incur sufficient additional Qualifying Expenditures using funds from other sources in an amount at least equal to such assistance, such that the Corporation will ensure that the aggregate Qualifying Expenditures renounced to the Purchasers pursuant to the Subscription Agreements will not be less than nor exceed the Commitment Amount;

(v)
it will not reduce the amount to be renounced to any Purchaser other than as required by the Minister of National Revenue pursuant to subsection 66(12.73) of the Tax Act, and if there is a reduction pursuant to subsection 66(12.73) of the Tax Act of an amount renounced to any Purchaser or any of the partners thereof if such Purchaser is a partnership or a limited partnership (for the purposes of this subsection, each an “Indemnified Person”) pursuant to this Agreement, the Corporation shall indemnify the Indemnified Person as to, and pay in settlement therefor to the Indemnified Person, within 30 days of such reduction, an amount equal to the amount of any tax payable under the Tax Act (and any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. The foregoing indemnity shall not derogate from any rights or remedies a Purchaser may have at common law with respect to liabilities other than those payable under the Tax Act and any corresponding legislation. The foregoing indemnity shall have no force or effect and the Purchasers shall not have any recourse or rights of action to the extent that such indemnity, recourse or rights of action would otherwise cause the Offered Shares to be Prescribed Shares. To the extent that any person entitled to be indemnified hereunder is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Agreement in trust for, and on behalf of, such person and such person shall be entitled to enforce the provisions of this subsection, notwithstanding that such person is not a party to this Agreement;

(w)
if the Corporation fails to incur and renounce to a Purchaser, on the terms of the Subscription Agreements, Qualified Expenditures in accordance with the terms of this Agreement, the Corporation shall indemnify such Purchaser, or each of the partners thereof if such Purchaser is a partnership or a limited partnership (for the purposes of this subsection, each an “Indemnified Person”), as to, and pay in settlement therefor to the Indemnified Person, within 30 days of such failure to renounce or incur, as applicable, an amount equal to the amount of any tax payable under the Tax Act (and any corresponding provincial legislation) by the Indemnified Person as a consequence of such failure. The foregoing indemnity shall have no force or effect and the Purchasers shall not have any recourse or rights of action to the extent that such indemnity, recourse or rights of action would otherwise cause the Offered Shares to be Prescribed Shares. To the extent that any person entitled to be indemnified hereunder is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Agreement in trust for, and on behalf of, such person and such person shall be entitled to enforce the provisions of this subsection, notwithstanding that such person is not a party to this Agreement;

(x)
upon issue, and but for any agreement or arrangement to which the Corporation is not a party and of which it is unaware, the Offered Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and not “prescribed shares” for the purposes of the definition of “flow-through share” in subsection 66(15) of the Tax Act and for the purpose of Regulation 6202.1; and

(y)
if the Corporation amalgamates with any one or more companies, any shares issued to the initial Purchasers as a replacement for the Offered Shares as a result of such amalgamation will, but for any agreement or arrangement to which the Corporation is not a party and of which it is unaware, qualify, by virtue of subsection 87(4.4) of the Tax Act, as “flow-through shares” as defined in subsection 66(15) of the Tax Act and will not be “prescribed shares” as defined in section 6202.1 of the regulations to the Tax Act.

7.
Conditions to Closing

The obligation of the Underwriters hereunder at the Closing Time shall be subject to the satisfaction of the following conditions, which conditions the Corporation covenants to exercise its commercially reasonable best efforts to have fulfilled on or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a)
the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Offered Shares to the Purchasers prior to the Closing Time as herein contemplated, it being understood that the Underwriters shall use commercially reasonable best efforts to assist the Corporation to fulfil this condition, subject to certain specified conditions and exceptions contained in the TSX Conditional Approval Letter and the Corporation filing with the Securities Commissions in Canada, within ten (10) days from the date of the sale of the Offered Shares, of a Form 45-106F1 prepared and executed in accordance with the Applicable Securities Laws in Canada and accompanied by the prescribed fees and fee checklist form, if any;

(b)
the Corporation’s board of directors shall have authorized and approved the execution and delivery of this Agreement, the acceptance of the Subscription Agreements, the allotment, issuance and delivery of the Offered Shares, and all matters relating thereto;

(c)
the Corporation shall have accepted the duly and fully completed Subscription Agreements with the Purchasers and, unless the Corporation reasonably believes it would be unlawful or contrary to exchange approval from the TSX or the NYSE American or Applicable Securities Laws to do so, shall have accepted each duly completed and executed Subscription Agreement up to the maximum number of the Offered Shares contemplated by the Offering;

(d)
the Underwriters shall have received opinions, dated the Closing Date, of the Corporation’s counsel Blake, Cassels & Graydon LLP and local counsel in any other Offering Jurisdiction where the Offered Shares are sold (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation’s auditors or a public official), in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

(i)
as to the incorporation and existence of the Corporation under the laws of the Province of Ontario and as to the corporate power of the Corporation to carry out its obligations under this Agreement and to issue the Offered Shares;

(ii)
the Corporation is a “reporting issuer” or its equivalent;

(iii)
as to the authorized and issued capital of the Corporation;

(iv)
that the Corporation has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own or lease its properties and assets;

(v)
that none of the execution and delivery of this Agreement, the Subscription Agreements, the performance by the Corporation of its obligations hereunder and thereunder, or the sale or issuance of the Offered Shares will conflict with or result in any breach or violation of any of the terms, conditions or provisions of the: (A) constating documents, by-laws, or resolutions of the board of directors or the shareholders of the Corporation; (B) the Business Corporations Act (Ontario); or (C) Applicable Securities Laws in the Offering Jurisdictions;

(vi)
that the Corporation has taken all necessary corporate action to authorize the execution and delivery of this Agreement and each of the Subscription Agreements, and that this Agreement and the Subscription Agreements constitute valid and legally binding obligation of the Corporation enforceable against it in accordance with their terms (subject to customary qualifications as to laws relating to insolvency and the application of equitable remedies);

(vii)
that the Offered Shares have been duly authorized and validly allotted for issuance by the Corporation and, upon receipt by the Corporation of the payment in full therefor, such Offered Shares will be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(viii)
that the issuance and sale by the Corporation of the Offered Shares to the Purchasers are exempt from the prospectus requirements of the Applicable Securities Laws of the Offering Jurisdictions, and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained by the Corporation under the Applicable Securities Laws of the Offering Jurisdictions to permit such issuance and sale;

(ix)
that no other documents will be required to be filed, and no other proceeding, approval, consent or authorization is required to be made, taken or obtained by the Corporation pursuant to Applicable Securities Laws in the Offering Jurisdictions in connection with the first trade of the Offered Shares, provided that the conditions of subsection 2.5(2) of National Instrument 45-102 – Resale of Securities are satisfied;

(x)
the form of share certificate representing the Offered Shares has been duly approved and adopted by the board of directors of the Corporation and complies in all material respects with the constating documents of the Corporation, the Business Corporations Act (Ontario) and the requirements of the TSX;

(xi)
that the Offering has been conditionally accepted by the TSX and that the Offered Shares have been conditionally approved for listing on the TSX;

(xii)
that upon issue, and but for any agreement or arrangement to which the Corporation is not a party and of which it is unaware, the Offered Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and not “prescribed shares” for the purposes of the definition of “flow-through share” in subsection 66(15) of the Tax Act and for the purpose of Regulation 6202.1; and

(xiii)
as to such other matters as the Underwriters’ legal counsel may reasonably request prior to the Closing Time;

(e)
a favourable legal opinion, dated the Closing Date from the Corporation's counsel, in form and substance satisfactory to the Underwriters, acting reasonably, regarding the Material Subsidiaries, with respect to the following: (i) the incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Subsidiary, and (iii) that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(f)
the Underwriters shall have received a title opinion in respect of the Material Properties, in form and substance satisfactory to the Underwriters, acting reasonably;

(g)
the Underwriters shall have received an incumbency certificate dated the Closing Date including specimen signatures of the President and Chief Executive Officer, the Vice President Finance and Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(h)
the Underwriters shall have received a certificate, dated the Closing Date, of the President and Chief Executive Officer and the Vice President Finance and Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably) addressed to the Underwriters and their counsel, in form and content satisfactory to the Underwriters’ counsel, acting reasonably, to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i)
the representations, warranties and covenants of the Corporation set forth in this Agreement and the Subscription Agreements are true and correct at the Closing Time, as if made at such time and the Corporation has performed or satisfied all conditions and complied with all covenants on its part to be performed, satisfied or complied with at or prior to the Closing Time which have not otherwise been waived pursuant to the terms of this Agreement;

(ii)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Shares has been made, or proceedings have been announced, commenced or, to the knowledge of such officers, threatened for the making of any such order, ruling or determination by any securities commission or similar regulatory authority or by any other competent authority, and has not been rescinded, revoked or withdrawn, and no proceedings for such purpose are pending, contemplated or threatened;

(iii)
the Corporation has made and/or obtained, at or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound in respect of the execution and delivery of this Agreement and the Subscription Agreements, the sale of the Offered Shares and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities, and the TSX following the Closing Date);

(iv)
the constating documents of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(v)
the minutes or other records of various proceedings and actions of the Corporation’s board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(vi)
there has been no Material Adverse Change in the business, affairs, operations, assets, liabilities or capital of the Corporation (on a consolidated basis) and, without limiting the generality of any representation or warranty given in this Agreement, there are no facts or circumstances which might reasonably serve as the basis for, or give rise to, any Material Adverse Change or obligation on the part of the Corporation; and

(vii)
none of the Disclosure Documents contained a misrepresentation as at the time the relevant document was filed that has not since been corrected;

(i)
that final acceptance of the Offering by the TSX is subject only to the official notices of issuance and fulfilment of such other conditions of the TSX as set out in the Conditional Approval Letter;

(j)
that final acceptance of the Offering by the NYSE American is subject only to the official notices of issuance;

(k)
the Underwriters shall have received a certificate of status or the equivalent in respect of the Corporation and each of the Subsidiaries;

(l)
the Corporation shall cause its transfer agent to deliver a certificate: (i) as to its appointment as transfer agent and registrar of the Common Shares; and (ii) as to the number of Common Shares issued and outstanding as at a date no more than one Business Day prior to the Closing Date;

(m)
the Corporation is not on the defaulting issuer’s list (or equivalent) maintained by any of the Securities Commissions in Canada at the Closing Time; and

(n)
the Underwriters shall have received such other certificates, statutory declarations, opinions, agreements and materials, in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters or their counsel may reasonably request.

It is understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the foregoing terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them.
The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Closing Time will also be addressed to the Purchasers and that the Underwriters may deliver copies thereof to such persons and the Underwriters’ counsel.

8.
Acknowledgement

The Corporation acknowledges that the Underwriters are full service securities firms engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of their respective trading and brokerage activities, the Underwriters and their respective affiliates at any time may hold long and short positions, and may trade or otherwise effect transactions, for their own account or the accounts of their clients, in debt or equity securities of the Corporation or any other person that may be involved in or related to the use of proceeds of the Offering or related derivative securities.

The Underwriters acknowledge their respective responsibility to comply with Applicable Securities Laws, including prohibitions on trading securities with knowledge of a material fact or material change that has not been generally disclosed. Further, the Underwriters each have strict internal procedures, which require the placing of relevant securities on a “grey list” or “restricted list” and for restrictions on trading by the Underwriters and their respective investment banking personnel for their own account in accordance with such procedures.

The Corporation further acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Shares. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters).

9.
Termination of Obligations

Without limiting any of the foregoing provisions of this Agreement, and in addition to any other remedies which may be available to them, the Underwriters (on their own behalf and on behalf of the Purchasers) shall be entitled, at their option, to terminate and cancel, without any liability, their obligations under this Agreement and those of the Purchasers, by giving written notice to the Corporation at any time through to the Closing Time, if:

(a)
there should be discovered any material fact regarding the Corporation which existed as of the date hereof but which has not been publicly disclosed which, in the opinion of either of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the common shares in the capital of the Corporation;

(b)
there is, in the opinion of either of the Underwriters, acting reasonably, a material change or a change in any material fact regarding the Corporation or new material fact shall arise which would be expected to have a significant adverse effect on the business, affairs, or operations of the Corporation and/or its subsidiaries (taken as a whole) or on the market price or the value of the Common Shares;

(c)
there should develop, occur or come into effect any event of any nature, including, without limitation, an act of terrorism, accident, or new or change in governmental law or regulation or other condition or financial occurrence of national or international consequence, including by way of the COVID-19 pandemic to the extent that there are material adverse developments related thereto after February 16, 2021 which, in the opinion of either of the Underwriters, acting reasonably, seriously adversely affects or involves, or would seriously adversely affect and involve, the financial markets in Canada or in the United States or the business, affairs or operations of the Corporation or its subsidiaries (taken as a whole) or the market price or value of the Common Shares;

(d)
any inquiry, action, suit, proceeding or investigation (whether formal or informal) including, without limitation, matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened in relation to the Corporation, its subsidiaries or any of their respective officers or directors, which, in the opinion of either of the Underwriters, acting reasonably, operates to prevent or materially restrict the distribution or trading of the Common Shares or which has or would be expected to have a material adverse effect on the market price or value of the Common Shares;

(e)
any order to cease trading in securities of the Corporation is made or threatened by a securities regulatory authority; or

(f)
the Corporation is in material breach of any term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

Upon the occurrence of any of the foregoing events, any Underwriter shall be entitled to terminate and cancel its obligations to the Corporation hereunder.

Any termination pursuant to the foregoing provisions shall be effected by notice in writing delivered by the Underwriters to the Corporation at its address as herein set out. Notwithstanding the giving of any notice of termination hereunder, the obligations of the Corporation under Sections 11, 12 and 13 shall survive.

In the event of a termination pursuant to and in accordance with the provisions hereof and notice having been given as aforesaid, there will be no further liability on the part of the Underwriters under this Agreement.

10.
Closing

Closing will be completed at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, or at such other place or places as may be agreed upon by the Corporation and the Underwriters, at the Closing Time, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under “Conditions to Closing” prior to the Closing Time, the Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which, the respective obligations of the parties will terminate without further liability or obligation except as set out under Sections 11, 12 and 13.

All steps which must or may be taken by the Underwriters in connection with the Closing of the Offering, with the exception of the matters relating to: (i) termination of purchase obligations; (ii) waiver and extension; or (iii) indemnification, contribution and settlement, may be taken by the Underwriters on behalf of themselves and on behalf of the other Underwriters and the execution of this Agreement by the other Underwriters and by the Corporation shall constitute the Corporation’s authority and obligation for accepting notification of any such steps from, and for delivering the Offered Shares in certificated or electronic form to or to the order of the Underwriters. The Underwriters shall fully consult with the other Underwriters with respect to all notices, waiver, extensions or other communications to or with the Corporation.

At or prior to the Closing Time, the Corporation shall:

(a)
direct and cause the Transfer Agent to issue and register the Offered Shares in the name of each Purchaser or in such other name or names as the Underwriters may notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time as book-entry only securities in accordance with the “non-certificated inventory” rules and procedures of CDS and/or shall duly and validly deliver to the Underwriters certificates in definitive form representing the Offered Shares;

(b)
deliver to the Underwriters the requisite legal opinions and certificates as contemplated in Section 7;

(c)
deliver to the Underwriters a direction addressed to the Underwriters directing the Underwriters to pay the Gross Proceeds less the proceeds paid directly to the Corporation by members of the President’s List; and

(d)
deliver such further documentation as may be contemplated herein,

against payment by the Underwriters to the Corporation in lawful money of Canada by certified cheque, bank draft or wire transfer of an amount equal to the Gross Proceeds less the proceeds paid directly to the Corporation by members of the President’s List. The Corporation will also, at the Closing Time, make payment in full of (i) the Underwriting Fee and (ii) the reasonable out-of-pocket costs and expenses of the Underwriters as specified in Section 12 of this Agreement.

11.
Expenses

Whether or not the Closing occurs, the Corporation shall pay all reasonable expenses and fees in connection with the Offering, including all expenses of or incidental to the issue, sale and distribution of the Offered Shares, the fees and expenses of the Corporation’s counsel, all costs incurred in connection with the preparation of documents relating to the Offering, and all reasonable expenses and fees incurred by the Underwriters which shall include the reasonable fees of the Underwriters’ counsel to a maximum of $20,000 (plus disbursements and all applicable taxes). All such fees and expenses incurred by the Underwriters or on their behalf (subject to the limitations set out in the preceding sentence) shall be paid by the Corporation to the Underwriters upon written direction from the Underwriters as to such costs and expenses.

12.
Indemnity

The Corporation covenants and agrees, on its own behalf and on behalf of its subsidiaries, to indemnify and save harmless the Underwriters and their respective affiliates, directors, officers, employees, shareholders and agents (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all losses (other than loss of profits), claims, action, damages, liabilities, costs and expenses, whether joint or several, including reimbursement to the Underwriters upon demand of the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigations or claim that may be made or threatened against the Indemnified Parties or in enforcing this indemnity to which any of the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law or otherwise, caused or incurred by reason of or in connection with the transactions contemplated hereby, including the following:

(a)
any information contained in any document filed by the Corporation with the relevant securities authorities in Canada since January 1, 2019, including all press releases filed on SEDAR, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)
the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in this Agreement or pursuant to this Agreement or contained in any Disclosure Document, any material fact required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)
any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Offered Shares or any securities of the Corporation in the provinces of Canada;

(d)
the non-compliance or alleged non-compliance by the Corporation with any requirement of Applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)
any breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply with any of its obligations hereunder.

Notwithstanding anything to the contrary contained in this Agreement, this indemnity shall cease to apply to any Claim to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)
an Indemnified Party has engaged in wilful misconduct, been grossly negligent or has committed fraudulent or illegal acts in the course of the performance of professional services rendered to the Corporation by the Underwriters or otherwise in connection with the matters referred to in this Agreement; and

(b)
the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the wilful misconduct, gross negligence, illegality or fraud referred to in (a).

The Corporation shall not, without the prior written consent of the Underwriters, which consent shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Indemnified Parties are party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding.

Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

If any matter contemplated by this Section 12 (any such matter or thing being referred to as a “Claim”) is asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Corporation as soon as possible and in any event on a timely basis after becoming aware of the nature of such Claim (but the omission or delay so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission or delay so to notify the Corporation of any actual claim shall affect the Corporation’s liability only to the extent that it is prejudiced by that omission or delay) and the Corporation shall be entitled (but not required) to the extent that it shall wish and within thirty (30) days after receipt of such notice, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through experienced and competent legal counsel and that no settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other party.

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party’s behalf and to participate in the defence thereof, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel at the expense of the Corporation; (ii) the Corporation fails to assume the defence of such Claim on behalf of the Indemnified Party within 30 days of receiving written notice to assume the defence of such Claim; or (iii) the named parties to any such Claim (including any third or implicated party) include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate due to potential or actual conflict of interests of those represented; in each of which cases the Corporation shall be liable to pay the reasonable fees and disbursements of counsel to the Indemnified Party.

With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of the indemnity provisions hereunder in trust for and on behalf of such Indemnified Party.
For greater certainty, the parties agree that, if and to the extent that any Underwriter shall purchase, as principal, any Offered Shares under the Subscription Agreements, the indemnities provided by section 12 in respect of the Offered Shares are not given to such Underwriter in its capacity as principal purchaser of any Offered Shares.

13.
Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided for above would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Party in connection with any claim which is the subject of this Section) and all losses (other than loss of profits) of a nature provided for above in such proportions as is appropriate to reflect not only the benefits received by the Corporation, on one hand, and the Underwriters, on the other hand, but also the relative fault of the Corporation and the Underwriters, as well as any equitable considerations; provided that, the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriting Fee paid by the Corporation to the Underwriters realized from the sale of the Offered Shares and the Corporation shall be responsible for the balance, whether or not it has been sued, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the amount of the Underwriting Fee actually received by such Underwriter.

The Corporation hereby waives all rights which it may have by statute or common law to recover contribution from the Underwriters in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, “losses”) by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Underwriters.

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, or pursuant to the foregoing paragraph, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriting Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this Section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 14.

The rights to indemnity and contribution provided in this Agreement shall be in addition to and not in derogation of any other right to indemnity or contribution which the Underwriters may have by statute or otherwise by law.

14.
Underwriters’ Obligations

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership or joint venture between the Underwriters, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

Cantor Fitzgerald Canada Corporation	-	50.0%
Haywood Securities Inc.	-	50.0%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Offered Shares which would otherwise have been purchased by such Refusing Underwriter. If the Continuing Underwriters do not elect to purchase the balance of the Offered Shares pursuant to the foregoing:

(a)
the Continuing Underwriters shall not be obliged to purchase any of the Offered Shares that any Refusing Underwriter is obligated to purchase; and

(b)
the Corporation shall not be obliged to sell less than all of the Offered Shares,

and the Corporation shall be entitled to terminate its obligations under this Agreement, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Sections 11, 12 and 13 inclusive.

15.
Survival of Representations, Warranties, Covenants, Indemnities and Agreements

All warranties, representations, covenants, indemnities and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Purchasers of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters and the Purchasers.

16.
Public Announcement

If the Underwriters so request, the Corporation shall include a reference to the Underwriters and their role in the Offering in any press release or other public communication issued by the Corporation related to the Offering. The Corporation shall provide the Underwriters with a reasonable opportunity to review a draft of any proposed announcement and an opportunity to provide comments thereon. Provided the Offering is completed, the Underwriters shall be permitted to publish, at their own expense, after giving the Corporation a reasonable opportunity to comment on the form and content thereof, such advertisements or announcements relating to the performance of services provided in respect of the Offering in such newspapers or other publications as the Underwriters consider appropriate, and shall further be permitted to post such advertisements or announcements on their respective websites, provided further that: (a) the Underwriters shall not make any such publication in the United States; (b) such publication shall comply with all Applicable Securities Laws and shall not be done in a manner which would negatively impact the Corporation’s reliance upon, or compliance with, any provisions of the Applicable Securities Laws in connection with the offer and sale of the Offered Shares; and (c) any such publication shall include an appropriate legend as follows: “Not for distribution to U.S. news wire services or dissemination in the United States” and language substantially to the following effect: “This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States.”

17.
Notice

Any notice or other communication to be given by delivery, by facsimile (where available) or by email transmission hereunder shall, in the case of notice to be given to the Corporation, be addressed to the Corporation at the address appearing on the first page of this Agreement, Attention: David Cates, President and Chief Executive Officer, Fax No.: 416-979-5893, with a copy to Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Trisha Robertson, Fax No.: 604-631-3309, Email: trisha.robertson@blakes.com and in the case of notice to the Underwriters:

  Cantor Fitzgerald Canada Corporation
                                                                    181 University Avenue, Suite 1500
                                                                    Toronto, Ontario M5H 3M7

                                                                    Attention:    Graham Moylan
                                                                             Fax No.:      416-350-2985
                                                                    Email:          gmoylan@cantor.com

                                                                    and

   Cantor Fitzgerald Canada Corporation
   110 East 59th Street
   New York, NY 10022

   Attention:    Legal Department
   Fax No.:      212-829-4708

                                                        Haywood Securities Inc.
                                                                     700 – 200 Burrard Street
                                                                     Vancouver, British Columbia V6C 3L6

                                                                      Attention:    Kevin Campbell
                                                                      Email:         kcampbell@haywood.com

                                                                      with a copy (for information purposes only and not constituting notice) to:

   McMillan LLP
    1500 Royal Centre, 1055 West Georgia Street
    Vancouver, British Columbia V6E 4N7

    Attention:    Michael Taylor
    Email:         michael.taylor@mcmillan.ca

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or facsimile number.

18.
Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

19.
Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Agreement.

20.
Severability

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

21.
Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Underwriters and each of their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading “Indemnity” shall also be for the benefit of the Underwriters’ personnel and the covenants and indemnities of the Corporation set out under the heading “Covenants of the Corporation” shall also be for the benefit of the Indemnified Persons.

22.
Counterpart and Electronic Transmission

This Agreement may be executed in one or more counterparts including by facsimile or portable document format (pdf) each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

23.
Entire Agreement

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written.

24.
Canadian Dollars

All references herein to dollar amounts are to lawful money of Canada and all payments to be made hereunder shall be made in such currency.

25.
Governing Law

This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflict of law rules, and each of the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

26.
Language

The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

CANTOR FITZGERALD CANADA CORPORATION

Per:	(Signed) “Christopher Craib”
Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per:	(Signed) “Kevin Campbell”
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

DENISON MINES CORP.

Per:	(Signed) “David Cates”
Authorized Signing Officer